Environmental Service Professionals, Inc.
                       1111 Tahquitz Canyon Way, Suite 110
                         Palm Springs, California 92662

                             Telephone: 760-327-5284
                             Facsimile: 760-327-5630
--------------------------------------------------------------------------------



                                  July 19, 2007



VIA EDGAR CORRESPONDENCE

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Jessica Barberich, Staff Accountant
               Division of Corporation Finance

         RE:      ITEM 4.02 FORM 8-K/A
                  FILED JULY 18, 2007
                  FILE NO. 001-14244


Dear Ms. Barberich:

        This version corrects typographical errors in the filing yesterday.



                                    Very Truly Yours


                                    /s/Edward L. Torres

                                    Edward L. Torres, CEO of
                                    Environmental Service Professionals, Inc.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 8-K/A
                                Amendment No. 2



     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


         Date of Report (Date of earliest event reported): July 18, 2007


                    ENVIRONMENTAL SERVICE PROFESSIONALS, INC.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)


                                     NEVADA
                              -------------------
                 (State or other jurisdiction of incorporation)


          1-14244                                      84-1214736
--------------------------------------------------------------------------------
 (Commission File Number)                   (I.R.S. Employer Identification No.)

    1111 EAST TAHQUITZ CANYON WAY, SUITE 110, PALM SPRINGS, CALIFORNIA 92262
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (760) 327-5284
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

                        GLAS-AIRE INDUSTRIES GROUP LTD.
             145 TYEE DRIVE, #1641, POINT ROBERTS, WASHINGTON 98281
--------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR240.14d-2(b))

[_] Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR240.14a-12)

[_]  Pre-commencement   communications  pursuant  to  Rule  14d-2(b)  under  the
     Exchange Act (17 CFR240.14d-2(b))

[_]  Pre-commencement   communications  pursuant  to  Rule  13e-4(c)  under  the
     Exchange Act (17 CFR240.13e-4(c))

                                TABLE OF CONTENTS


SECTION 1.   REGISTRANT'S BUSINESS AND OPERATIONS..............................1

SECTION 2.   FINANCIAL INFORMATION.............................................1

SECTION 3.   SECURITIES AND TRADING MARKETS....................................1

SECTION 4.   MATTERS RELATING TO ACCOUNTANTS AND FINANCIAL
                 STATEMENTS....................................................1

     Item 4.02  Non-Reliance on Previously Issued Financial Statements
                 on a Related or Completed Interim Review......................1

SECTION 5.   CORPORATE GOVERNANCE AND MANAGEMENT...............................2

SECTION 6.   ASSET BACKED SECURITIES...........................................2

SECTION 7.   REGULATION FD.....................................................2

SECTION 8.   OTHER EVENTS......................................................2

SECTION 9.   FINANCIAL STATEMENTS AND EXHIBITS ................................2

SIGNATURES.....................................................................2

SECTION 1.  REGISTRANT'S BUSINESS AND OPERATIONS

         Not Applicable.


SECTION 2.  FINANCIAL INFORMATION

         Not Applicable.


SECTION 3.  SECURITIES AND TRADING MARKETS

         Not Applicable.


SECTION 4.  MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

Item 4.02 Non-Reliance on Previously Issued Financial Statements on a Related or Completed Interim Review

         The Company has filed a Form 10-KSB/A which includes restated financial statements as of and for the fiscal year ended December 31, 2006. The restated financial statements reflect, as compared to the financial statements filed with the Company's original Report on Form 10-KSB filed for the fiscal year ending December 31, 2006, the following differences: (1) an increase in prepaid expense, (2) an increase in recorded goodwill, and (3) changes in the outstanding common stock and paid-in-capital. All of these changes relate to the manner in which the Company recorded the accounting for the acquisition of Pacific Environmental Sampling, Inc., its wholly-owned subsidiary ("PES"), in October 2006.

         In the course of completing the Company's Report on Form 10-QSB for the first fiscal quarter ending March 31, 2007, on or about May 12, 2007, the Company and its auditors noticed two items: a) the Company's balance sheet as of December 31, 2006 (the "Balance Sheet") did not completely reflect the total number of shares of restricted common stock (the "Stock") issued in the acquisition of PES, and b) the redemption of a portion of the stock from the PES founders actually occurred in November 2006, but was incorrectly recorded to have occurred in 2007. The revisions to the Balance Sheet caused by the additional Stock issuance and stock redemption resulted in an increase in goodwill, pre-paid expenses and stockholders' equity. Accordingly, the Balance Sheet is essentially the main component of the originally filed financial statements that should not be relied upon, with only minor related adjustments to the other portions of the Company's financial statements. The Company discovered the absence of the inclusion of the Stock and the stock redemption on the Balance Sheet, and submitted that information to its accountants, who then directed the Company to revise the Balance Sheet and related financial statements to reflect the issuance of the Stock and the stock redemption. The Company's Audit Committee and the Company's executive officers discussed with the independent accountant the matters disclosed in the filing of the report on Form 10-KSB/A for the fiscal year ended December 31, 2006. The revised financial statements were completed in late June 2007.

         The executive officers of the Company have reconsidered the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 in light of the restatement. The Company is currently seeking a new Chief Financial Officer who is expected to assist the Company to continue to significantly improve its disclosure controls and procedures over those which were in place under the prior Chief Financial Officer, who departed from the Company in early May 2007. The Company believes that its disclosure controls and procedures have already significantly improved since the prior Chief Financial Officer departed.

SECTION 5.  CORPORATE GOVERNANCE AND MANAGEMENT

         Not Applicable.


SECTION 6.  ASSET BACKED SECURITIES

         Not Applicable.


SECTION 7.  REGULATION FD DISCLOSURE

         Not Applicable.


SECTION 8.  OTHER EVENTS

         Not Applicable.


SECTION 9. FINANCIAL STATEMENTS, PRO FORMA FINANCIALS & EXHIBITS

         (a)      Financial Statements of Business Acquired

                  Not Applicable.

         (b)      Pro Forma Financial Information

                  Not Applicable.

         (c)      Exhibits
                    99.1 Letter  from Chang  Park,  CPA,  dated  July 18,  2007, confirming its agreement with the contents of this Report on Form 8-K/A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               ENVIRONMENTAL SERVICE PROFESSIONALS, INC.
                               -----------------------------------------
                                  (Registrant)
Date:  July 18, 2007


                               \s\ Edward L. Torres, Chief Executive Officer
                               ---------------------------------------------
                               Edward L. Torres, Chief Executive Officer

EXHIBIT 99.1

                           CHANG G. PARK, CPA, PH. D.
              o 371 E STREET o CHULA VISTA o CALIFORNIA 91910-2615 o
                 o TELEPHONE (858)722-5953 o FAX (858) 408-2695
                         o E-MAIL CHANGGPARK@GMAIL.COM o
                              --------------------
--------------------------------------------------------------------------------



                                  July 18, 2007



Environmental Service Professionals, Inc.
1111 East Tahquitz Canyon Way, Suite 110
Palm Springs, California 92262

Attention:  Edward L. Torres, Chief Executive Officer

         Re:      Report on Form 8-K/A, dated July 18, 2007
                  -----------------------------------------

Dear Mr. Torres:

         Our firm has reviewed the above referenced Report on Form 8-K/A proposed to be filed with the Securities and Exchange Commission relating to the Company's restatement of its financial statements for the fiscal year ending December 31, 2006. We have no disagreement with the contents of that Report.


                                                          Very Truly Yours,


                                                          /s/ Chang Park
                                                          ----------------------
                                                          Chang Park, CPA